NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – WoodRock Securities, L.P. (a Texas limited partnership) ("the Partnership") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

The Partnership is located in Houston, Texas, and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership records Texas margin taxes if owed. For the year ended December 31, 2015, approximately $5,730 was recorded as margin tax expense.

The Partnership believes that all significant tax positions utilized by the Partnership will more likely than not be sustained upon examination. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2012 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

Revenue Recognition – Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the Partnership's written engagement agreements.

Subsequent Events– The Partnership has evaluated subsequent events through February 25, 2016, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2015.

NOTE B   PARTNERSHIP AGREEMENT

The Partnership was formed October 28, 2003. The general partner of the Partnership is WoodRock Holdings GP LLC, and the initial limited partner was WoodRock, LLC. Effective November 6, 2015 Texas Capital Bancshares, Inc became a limited partner with a capital contribution of $150,000 and obtained a 1% ownership interest from the initial limited partner. The general partner maintained its ownership interest of 1% and the limited partners have a 99% ownership interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests and in accordance with the Members Agreement between the parties. Texas Capital Bancshares, Inc. will participate in allocations beginning in 2016.

NOTE C   MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with WoodRock, LLC, a company related through common ownership, whereby WoodRock, LLC will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

WoodRock, LLC received an incremental allocation service fee of $2,143 per month for the period January 1, 2015 through December 31, 2015. Service fees and expense allocations for 2015 totaled $25,716. During 2015 WoodRock, LLC contributed capital in the amount of $15,001 in lieu of cash payment related to services fees.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Partnership had a net capital of $433,614 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2015. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

In fiscal year 2016, the minimum net capital requirement will increase to $100,000 pursuant to SEC Rule 15c3-1(a)(2)(iii), the Net Capital Rule. The increase is directly related to the intentions of the Partnership to begin offering Firm commitment underwriting services in 2016.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables or advances to limited partner. At December 31, 2015, management determined that no allowance for doubtful accounts was necessary. For the year ended December 31, 2015, revenue from three customers represented approximately 88% of the Partnership's commission income.

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